

April 17, 2012

Via E-mail
W. Randy Eaddy
Kilpatrick Townsend
1001 West Fourth St.
Winston-Salem NC 27101-2400

> **Re:** **Cardinal Bankshares Corporation ("Cardinal" or "the Company")**
> **Revised Preliminary Proxy Statement on Schedule 14A filed April 16, 2012**
> **Filed by Schaller Equity Partners, et al.**
> **File No. 0-28780**

Dear Mr. Eaddy:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the revised filing listed above. Our comments follow. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filing generally.

General

1. Because the filing is a preliminary proxy statement filed by a non-management group, the correct EDGAR "tag" is PRRN14A. See the index of EDGAR forms available on our Web site at www.sec.gov under the link "Description of EDGAR Forms" for guidance.

2. Refer to the new disclosure on page 7 of the revised proxy materials. We note your explanation of why you reduced the number of your candidates for board seats from five to three. Explain in your response letter, with a view to additional disclosure if necessary, how the Federal Reserve determines whether a group is a bank holding company. Your response letter implies that the number of nominees as compared to board seats is the only consideration. Are there other factors that the Federal Reserve uses, such as shareholder activism, etc? If so, please discuss.

3.  See our last comment above. What is the impact on the coalition if you are deemed a bank holding company and what would you do if this occurred after your nominees were elected? What would be the impact on Cardinal and other shareholders?

4.  If the Federal Reserve has taken a position (or if it has not) on the impact of your decision to reduce the number of your nominees from five to three, please disclose.  That is, have you received any assurances from the Federal Reserve that this change will eliminate the concerns regarding bank holding company status?

Closing Information

Please respond to the above comments promptly by filing revised preliminary proxy materials tagged as indicated in the first comment above. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions